FORM 6-K

                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                      Report of Foreign Private Issuer


                     Pursuant to Rule 13a-16 or 15d-16
                  of the Securities Exchange Act of 1934


                             14 January 2003


                                 mmO2 plc


                             Wellington Street
                    Slough, Berkshire SL1 1YP, England

                 (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                  Form 20-F..X...    Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..X...


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ________


Enclosure:

Copy of announcement regarding Holding(s) in Company sent to the London Stock
                          Exchange on 14 January 2003




                                   SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES


1. Name of company

mmO2 plc

2. Name of shareholder having a major interest

The Capital Group Companies Inc.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

In respect of 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Capital International Limited:


Registered Name                          Number of Shares

State Street Nominees Limited                   4,998,350
Canary Wharf
27th Floor, 1 Canada Square
London E14 5AF

Bank of New York Nominees                      95,462,231
Bank of New York
3 Birchin Lane
London
EC3V 9BY

Chase Nominees Ltd                             69,774,966
Woolgate House
Coleman Street
London EC2P 2HD

Midland Bank plc                                2,752,100
5 Lawrence Hill
Poutney Hill
London EC4R OE

Bankers Trust                                  38,912,242
59 1/2 Southmark Street
2nd Floor
London SE1 OHH

Barclays Bank                                   2,024,400
Barclays Global Securities Services
8 Angel Court
London EC2R 7HT

Citibank London                                 1,899,000
11 Old Jewry
London EC2R 8D8

Morgan Guaranty                                 6,075,100
83 Pall Mall
London SW1Y 5ES

Nortrust Nominees                              46,381,779
155 Bishopsgate
London EC2M 3XS

State Street Bank & Trust Co                    5,065,000

Deutsche Bank AG                               14,595,761
23 Great Winchester Street
London EC2P 2AX

HSBC Bank plc                                  14,796,793
Securities Services
Mariner House
Pepys Street
London EC3N 4DA

Mellon Bank NA                                  5,855,632
London Branch
London

Northern Trust AVFC                             2,623,200
South Africa

KAS UK                                            350,400
Kass Associate
PO Box 178
1000 AD Amsterdam

Mellon Nominees (UK) Ltd                        2,102,300
150 Buchanan Street
Glasgow G1 2DY

Bank One London                                 5,138,400

Clydesdale Bank plc                               817,400

Northern Trust                                  3,363,143
C/o NorTrust Nominees Limited
155 Bishopsgate
London EC2M 3XS

MSS Nominees Limited                              958,000
Midland Bank plc
Mariner House, Pepys
London EC3N 4DA

Citibank NA                                       440,000
Toronto

Capital International S.A.:
Bank of New York Nominees                         907,000
Bank of New York
3 Birchin Lane
London EC3V 9BY

Chase Nominees Limited                          7,023,700
Woolgate House
Coleman Street
London EC2P 2HD

Midland Bank plc                                2,483,700
5 Laurence
Poutney Hill
EC4R OE

Royal Bank of Scotland                          9,619,300
Regents House
42 Islington High Street
London N1 8XL

Lloyds Bank                                       521,000
Central Settlement Section
Branches Stock Office
34 Threadneedle Street
London

Vidacos Nominees Ltd                            1,002,000
Citibank NA
Lewisham House
25 Molesworth Street
London SE13 7EX

Deutsche Bank AG                                1,092,900
23 Great Winchester Street
London
EC2P 2AX

State Street Nominees Limited                     159,200
Canary Wharf
27th Floor, 1 Canada Square
London E14 5AF

Barclays Bank                                     669,500
Barclays Global Securities services
8 Angel Court
London EC2R 7HT

Brown Bros.                                       412,500
One Mellon Bank Center
Pittsburgh, PA 15258

Nortrust Nominees                                 175,000
155 Bishopsgate
London EC2M 3XS

Morgan Stanley                                    204,000

J.P. Morgan                                     6,471,195

RBSTB Nominees Ltd                                173,100
67 Lombard St
London EC3 3DL


HSBC Bank plc                                     995,000
Securities Services, Mariner House
Pepys Street
London EC3N 4DA

State Street Bank & Trust Co.                     578,400

Citibank NA                                       577,000
Toronto


Capital International, Inc.:
State Street Nominees Limited                  20,977,300
Canary Wharf
27th floor, 1 Canada Square
London E14 5AF

Bank of New York Nominees                       5,318,265
Bank of New York
3 Birchin Lane
London EC3V 9BY

Chase Nominees Limited                         27,558,124
Woolgate House
Coleman Street
London EC2P 2HD

Nortrust Nominees                               3,465,700
155 Bishopsgate
London EC2M 9XS

State Street Bank & Trust Co.                   2,291,594

Citibank                                          359,800

Citibank NA                                     2,621,700
Toronto

Chase Manhattan Nominee Ltd                       165,000
Australia

HSBC Bank plc                                     391,100
Securities Services
Mariner House
Pepys Street
London EC3N 4DA

Midland Bank plc                                  238,400
5 Laurence
Poutney Hill
London EC4R 0E

Citibank London                                 1,003,700
11 Old Jewry
London EC2R 8DB

Deutsche Bank Mannheim                            153,000

Deutsche Bank AG                                  257,500
23 Great Winchester Street
London EC2P 2AX

Bankers Trust                                     133,400
59 1/2 Southmark Street
2nd Floor
London SE1 0HH

Capital Research and Management Company:
State Street Nominees Limited                  21,174,000
Canary Wharf
27th Floor, 1 Canada Square
London E14 5AF

Chase Nominees Limited                        367,500,000
Woolgate House
Coleman Street
London
EC2P 2HD

Capital Guardian Trust Company
State Street Nominees Limited                  20,540,200
Canary Wharf
27th Floor, 1 Canada Square
London E14 5AF

Chase Nominees Limited                         62,968,700
Woolgate House
Coleman Street
London EC2P 2HD

Midland Bank plc                               19,976,100
5 Laurence
Poutney Hill
London EC4R 0E

Nortrust Nominees                              18,182,300
155 Bishopsgate
London EC2M 3XS

Mellon Nominees (UK) Limited                    1,785,200
150 Buchanan Street
Glasgow G1 2DY

ROY Nominees Limited                              118,800
71N Queen Victoria Street
London EC4V 4DE

Citibank NA                                       121,200
Toronto

State Street Bank & Trust Co                      283,700

MSS Nominees Limited                              241,900
Midland Bank plc
Mariner House
Pepys Street
London EC3N 4DA

Royal Bank of Scotland                             90,900
Regents House
42 Islington High Street
London N1 8XL

Citibank London                                 2,534,800
11 Old Jewry
London EC2R 8DS

Bankers Trust                                   7,916,500
59 1/2 Southmark Street
2nd Floor
London SE1 0HH

BT Globenet Nominees Limited                    1,616,200
1 Appold Street
Broadgate
London EC2A 2HE

Bank of New York Nominees                       4,330,900
Bank of New York
3 Birchin Lane
London EC3V 9BY

Barclays Bank                                   3,153,700
Barclays Global Securities Services
8 Angle Court
London EC2R 7HT

HSBC Bank plc                                      26,800
Securities Services
Mariner House
Pepys Street
London EC3N 3DA


5. Number of shares / amount of stock acquired

87,350,869

6. Percentage of issued class

1.00%

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary shares of 0.1p each

10. Date of transaction

10 January 2003 - Date of Section 198 Notification

11. Date company informed

14 January 2003

12. Total holding following this notification

954,947,175

13. Total percentage holding of issued class following this notification

11.01%

14. Any additional information

Notification in respect of section 198 Companies Act 1985

15. Name of contact and telephone number for queries

Deborah Russell - 01753 628096

16. Name and signature of authorised company official responsible for making this notification

Deborah Russell

Date of notification

14 January 2003


The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.



                           SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 mmO2 plc


Date: 14 January 2003                By:___/s/ Robert Harwood___

                                           ROBERT HARWOOD
                                           Assistant Secretary